
PRANOS.ai
Your Story Everywhere
#HIRING

David Valverde (V.V.V)

· 1st

Founder at Pranos.ai

San Francisco Bay Area · Contact info

10,170 followers · 500+ connections

34 mutual connections: Jonny Price, Elliot Grossbard, and 32 others

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PRANOS.ai

Rollins College

Hiring a Software Engineer
PRANOS.ai · United States · 28 days ago
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About

Costa Rican enterpriser made in Germany. Passionate for biology, cybernetics and finance. Voracious reader. Email ID : David@pranos.ai

Experience

Founder & CEO
PRANOS.ai
Jun 2019 – Present · 2 yrs 4 mos
Palo Alto, California



Pranos demo

Mentor/Sponsor for Senior Computer Science & Informatics Capstone Projects

UC Irvine Donald Bren School of Information and Computer Sciences · Part-time

Jan 2021 – Present · 9 mos

Mentor / Sponsor for Computer Science Senior Capstone Projects at UC Irvine Donald Bren School of Information and Computer Sciences

Founder

Community for Global Innovation · Part-time

Jul 2020 – Present · 1 yr 3 mos

Palo Alto, California, United States

501 c 3 status. Charitable Non profit.

Co-owner at Grabb-it (Y-Combinator S18 batch)

Grabb-It

Feb 2018 – Feb 2019 · 1 yr 1 mo

Technology that transforms any car window into a digital story for your brand.



Grabb-Promo.mp4



Grabb-it partnered with Lockheed Martin,...

Surgical intern

Schule für Medizinisch-technische Radiologieassistenten am Universitätsklinikum Heidelberg · Internship

May 2013 – Sep 2013 · 5 mos

Heidelberg, Baden-Württemberg, Germany

Surgical Intern shadowing physicians and/or nurses in the prestigious Kopfklinik (Zentrum) and operating room, receive surgeon lead didactics and participate in hands-on skills labs

Education

Rollins College
Pre Med / Biology
2012 – 2013

University of Utah
Bachelor of Science (BS), International Trade and Commerce / Minor in Computer Science, GPA 4.0
2015 – 2017
Activities and Societies: Sigma Phi Epsilon | Cheerleading Team (Partner Stunting)

Active member of Sigma Phi Epsilon Beta Chapter and a Utah State Capitol intern.

University of Maryland University College Europe
Biology, General
2014 – 2015

Show 1 more education

Volunteer experience

Volunteered in the Emergency Room
Landstuhl Regional Medical Center
Mar 2012 – Oct 2012 • 8 mos
Science and Technology

Assisted doctors and nurses in the ER

Capitol Tour Guide
Utah State Capitol
Oct 2017 – Jan 2018 • 4 mos
Education